                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 7)*

                             Micros System, Inc.
        --------------------------------------------------------------
                               (Name of Issuer)

                   Common Stock, Par Value $0.025 Per Share
        --------------------------------------------------------------
                        (Title of Class of Securities)

                                  594901100
        --------------------------------------------------------------
                                (CUSIP Number)

                James M. Plasynski, Assistant General Counsel
                      Westinghouse Electric Corporation,
        Westinghouse Building, 11 Stanwix Street, Pittsburgh, PA 15222
                                 412-642-2591
        --------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              September 19, 1995
        --------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 3d-1(a) for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


  SCHEDULE 13D

  CUSIP NO.  594901100
            -----------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Westinghouse Electric Corporation 25-0877540

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                                 (b) [ ]


     3      SEC USE ONLY



     4      SOURCE OF FUNDS*

            N/A

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)                                                       [ ]

     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Incorporated in Pennsylvania

                            7     SOLE VOTING POWER

                                  0  (see Amended Item 5)
       NUMBER OF
         SHARES             8     SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                  0
     EACH REPORTING
      PERSON WITH           9     SOLE DISPOSITIVE POWER

                                  0  (see Amended Item 5)

                           10     SHARED DISPOSITIVE POWER

                                  0

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0  (see Amended Item 5)

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*              [ ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0

    14      TYPE OF REPORTING PERSON*

            CO

                                               *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                (INCLUDING EXHIBTS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

  SCHEDULE 13D

  CUSIP NO.  594901100
            -----------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Westinghouse Holdings Corporation 25-1638829

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                                 (b) [ ]


     3      SEC USE ONLY



     4      SOURCE OF FUNDS*

            N/A

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)                                                       [ ]

     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Incorporated in Delaware

                            7     SOLE VOTING POWER

                                  0  (see Amended Item 5)
       NUMBER OF
         SHARES             8     SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                  0
     EACH REPORTING
      PERSON WITH           9     SOLE DISPOSITIVE POWER

                                  0  (see Amended Item 5)

                           10     SHARED DISPOSITIVE POWER

                                  0

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0  (see Amended Item 5)

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*              [ ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0

    14      TYPE OF REPORTING PERSON*

            CO

                                               *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                (INCLUDING EXHIBTS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

  The Schedule 13D filed on October 30, 1989 by Westinghouse Electric Corporation ("Westinghouse"), as amended, including the addition of Westinghouse Holdings Corporation ("WHC") as a reporting person pursuant to Amendment No. 5, is hereby further amended by this Amendment No. 7 as follows:

1. Schedule I of Item 2 is amended by substituting therefor the attached
   Schedule I. Item 2 is further amended to report that except for Robert E. Cawthorn and David K. P. Li, who are both British citizens, each person identified in Schedule I hereto is a United States citizen.

2. Item 4 is amended to report the sale by WHC on September 19, 1995 of 3,849,123 shares of Common Stock of Micros pursuant to a registration statement filed with the Securities and Exchange Commission on January 25, 1995 as subsequently amended.

3. Item 5 is amended to report the sale by WHC on September 19, 1995 of 3,849,123 shares of Common Stock of Micros, which constituted all of the Common Stock of Micros owned by WHC. WHC thereby ceased to be a beneficial owner and Westinghouse ceased to be an indirect beneficial owner of the Common Stock of Micros on that date, subject to settlement of such sale.

4. Item 6 is amended to report the sale by WHC on September 19, 1995 of 3,849,123 shares of Common Stock of Micros.

5. Any information previously included in the Schedule 13D, as amended, and not revised or modified as described in this Amendment No. 7, remains unchanged.

                                  Signature
                                  ---------

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 7 is true, complete and correct.


Dated:  September 21, 1995

                                WESTINGHOUSE ELECTRIC CORPORATION

                                By:  /s/FREDRIC G. REYNOLDS
                                    --------------------------------
                                        Fredric G. Reynolds
                                        Executive Vice President and
                                        Chief Financial Officer

                                  Signature
                                  ---------

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 7 is true, complete and correct.


Dated:  September 21, 1995

                                WESTINGHOUSE HOLDINGS CORPORATION

                                By:  /s/JAMES G. KOSLOFF
                                    ------------------------
                                        James G. Kosloff
                                        Vice President

                                 Schedule I
                                 ----------

                     Name, business address, and present
                    principal occupation or employment of
                   the directors and executive officers of
                     Westinghouse Holdings Corporation:
                     ---------------------------------

                                  Directors
                                  ---------

                                                                   Present Principal Occupation and
 Name, Business Address                                            Address of Employment
 ----------------------                                            -----------------------------------
  Thomas F. Catania                                                 Vice President & Treasurer
  Thermo King Corporation                                           Thermo King Corporation
  314 West 90th Street                                              314 West 90th Street
  Minneapolis, MN  55420                                            Minneapolis, MN  55420

  August W. Frisch                                                  Vice President & General Tax Counsel
  Westinghouse Electric Corporation                                 Westinghouse Electric Corporation
  11 Stanwix Street                                                 11 Stanwix Street
  Pittsburgh, PA  15222                                             Pittsburgh, PA  15222

  Fredric G. Reynolds                                               Executive Vice President &
  Westinghouse Electric Corporation                                 Chief Financial Officer
  11 Stanwix Street                                                 Westinghouse Electric Corporation
  Pittsburgh, PA  15222                                             11 Stanwix Street
                                                                    Pittsburgh, PA  15222

                              Executive Officers
                              ------------------

                                                                    Present Principal Occupation and
  Name, Business Address                                            Address of Employment
  ----------------------                                            -----------------------------------
   Thomas F. Catania                                                 Vice President & Treasurer
   President, Westinghouse Holdings                                  Thermo King Corporation
    Corporation                                                      314 West 90th Street
   314 West 90th Street                                              Minneapolis, MN  55420
   Minneapolis, MN  55420



   James G. Kosloff                                                  Director, Risk Management
   Vice President, Westinghouse                                      Westinghouse Electric Corporation
    Holdings Corporation                                             11 Stanwix Street
   11 Stanwix Street                                                 Pittsburgh, PA  15222
   Pittsburgh, PA  15222



   Claudia E. Morf                                                   Vice President & Treasurer
   Treasurer, Westinghouse                                           Westinghouse Electric Corporation
    Holdings Corporation                                             11 Stanwix Street
   11 Stanwix Street                                                 Pittsburgh, PA  15222
   Pittsburgh, PA  15222



   Michael E. Roberts                                                Treasury Manager
   Vice President, Westinghouse                                      Thermo King Corporation
    Holdings Corporation                                             314 West 90th Street
   314 West 90th Street                                              Minneapolis, MN  55420
   Minneapolis, MN  55420

                     Name, business address, and present
                    principal occupation or employment of
                   the directors and executive officers of
                     Westinghouse Electric Corporation:
                     ---------------------------------

                                  Directors
                                  ---------

                                                                     Present Principal Occupation and
   Name, Business Address                                            Address of Employment
   ----------------------                                            -----------------------------------
    Frank C. Carlucci                                                 Chairman
    The Carlyle Group                                                 The Carlyle Group
    1001 Pennsylvania Avenue, N.W.                                    1001 Pennsylvania Avenue, N.W.
    Washington, DC  20004-2505                                        Washington, DC  20004-2505

    Robert E. Cawthorn                                                Chairman
    Rhone-Poulenc Rorer, Inc.                                         Rhone-Poulenc Rorer, Inc.
    500 Arcola Road                                                   500 Arcola Road
    Collegeville, PA  19426                                           Collegeville, PA 19426

    Gary M. Clark                                                     President
    Westinghouse Electric  Corporation                                Westinghouse Electric Corporation
    Westinghouse Building                                             Westinghouse Building
    11 Stanwix Street                                                 11 Stanwix Street
    Pittsburgh, PA  15222                                             Pittsburgh, PA  15222

    George H. Conrades                                                President and Chief Executive Officer
    Bolt Beranek & Newman Inc.                                        Bolt Beranek & Newman Inc.
    150 Cambridge Park Drive                                          150 Cambridge Park Drive
    Cambridge, MA  02140                                              Cambridge, MA  02140

    William H. Gray III                                               President and Chief Executive Officer
    United Negro College Fund, Inc.                                   United Negro College Fund, Inc.
    8260 Willow Oaks Corporate Drive                                  8260 Willow Oaks Corporate Drive
    P.O. Box 10444                                                    P. O. Box 10444
    Fairfax, VA   22031                                               Fairfax, VA  22031

    Michael H. Jordan                                                 Chairman and Chief Executive Officer
    Westinghouse Electric Corporation                                 Westinghouse Electric Corporation
    Westinghouse Building                                             Westinghouse Building
    11 Stanwix Street                                                 11 Stanwix Street
    Pittsburgh, PA  15222                                             Pittsburgh, PA  15222

                                  Directors (con't.)
                                  ---------

                                                                     Present Principal Occupation and
   Name, Business Address                                            Address of Employment
   ----------------------                                            -----------------------------------
    David K. P. Li                                                    Deputy Chairman and Chief Executive
    Bank of East Asia, Limited                                        Bank of East Asia, Limited
    Bank of East Asia Building                                        Bank of East Asia Building
    22nd Floor                                                        22nd Floor
    10 Des Voeux Road Central                                         10 Des Voeux Road Central
    Hong Kong                                                         Hong Kong

    David T. McLaughlin                                               Chairman and Chief Executive Officer
    The Aspen Institute                                               The Aspen Institute
    Carmichael Road                                                   Carmichael Road
    Queenstown, MD  21658                                             Queenstown, MD 21658

    Richard M. Morrow                                                 Retired Chairman and
    AMOCO Corporation                                                   Chief Executive Officer
    200 E. Randolph Drive                                             AMOCO Corporation
    Chicago, IL 60601-7125                                            200 E. Randolph Drive
                                                                      Chicago, IL  60601

    Richard R. Pivirotto                                              President
    Richard R. Pivirotto Co., Inc.                                    Richard R. Pivirotto Co., Inc.
    111 Clapboard Ridge Road                                          111 Clapboard Ridge Road
    Greenwich, CT  06830                                              Greenwich, CT  06830

    Paula Stern                                                       President
    The Stern Group, Inc.                                             The Stern Group, Inc.
    3314 Ross Place, N.W.                                             3314 Ross Place, N.W.
    Washington, DC  20008                                             Washington, DC  20008

    Robert D. Walter                                                  Chairman and Chief Executive Officer
    Cardinal Health, Inc.                                             Cardinal Health, Inc.
    655 Metro Place South                                             655 Metro Place South
    Suite 925                                                         Suite 925
    Dublin, OH  43017                                                 Dublin, OH  43017

                              Executive Officers
                              ------------------

<Capital>
                                                                    Present Principal Occupation and
  Name, Business Address                                            Address of Employment
  ----------------------                                            -----------------------------------
  Michael H. Jordan                                                 Chairman and Chief Executive Officer
  Westinghouse Electric Corporation                                 Westinghouse Electric Corporation
  Westinghouse Building                                             Westinghouse Building
  11 Stanwix Street                                                 11 Stanwix Street
  Pittsburgh, PA  15222                                             Pittsburgh, PA  15222

  Gary M. Clark                                                     President
  Westinghouse Electric Corporation                                 Westinghouse Electric Corporation
  Westinghouse Building                                             Westinghouse Building
  11 Stanwix Street                                                 11 Stanwix Street
  Pittsburgh, PA  15222                                             Pittsburgh, PA  15222

  Frank R. Bakos                                                    President - Power Generation
  Westinghouse Electric Corporation                                 Westinghouse Electric Corporation
  The Quadrangle                                                    The Quadrangle
  4400 Alafaya Trail                                                4400 Alafaya Trail
  Orlando, FL  32826-2399                                           Orlando, FL  32826-2399

  Louis J. Briskman                                                 Senior Vice President and General Counsel
  Westinghouse Electric Corporation                                 Westinghouse Electric Corporation
  Westinghouse Building                                             Westinghouse Building
  11 Stanwix Street                                                 11 Stanwix Street
  Pittsburgh, PA  15222                                             Pittsburgh, PA  15222

  Francis J. Harvey                                                 President - Electronic Systems
  Westinghouse Electric Corporation                                 Westinghouse Electric Corporation
  P.O. Box 1693, M.S. A500                                          P.O. Box 1693, M.S. A500
  Baltimore, MD  21203                                              Baltimore, MD  21203

  W. C. Bill Korn                                                   Chairman and Chief Executive
  Westinghouse Broadcasting Company                                  Officer - Westinghouse Broadcasting
  200 Park Avenue                                                    Company
  New York, NY  10166                                               Westinghouse Broadcasting Company
                                                                    200 Park Avenue
                                                                    New York, NY  10166

  Richard A. Linder                                                 Chairman - Electronic Systems
  Westinghouse Electric Corporation                                 Westinghouse Electric Corporation
  P. O. Box 1693, Mail Stop A500                                    P. O. Box 1693, Mail Stop A500
  Baltimore, MD  21203                                              Baltimore, MD  21203

                              Executive Officers (con't.)
                              ------------------

                                                                   Present Principal Occupation and
 Name, Business Address                                            Address of Employment
 ----------------------                                            -----------------------------------
  James S. Moore                                                    President - Westinghouse Government
  Westinghouse Electric Corporation                                  & Environmental Services Co.
  Westinghouse Building                                             Westinghouse Electric Corporation
  11 Stanwix Street                                                 Westinghouse Building
  Pittsburgh, PA  15222                                             11 Stanwix Street
                                                                    Pittsburgh, PA  15222

  Fredric G. Reynolds                                               Executive Vice President
  Westinghouse Electric Corporation                                   and Chief Financial Officer
  Westinghouse Building                                             Westinghouse Electric Corporation
  11 Stanwix Street                                                 Westinghouse Building
  Pittsburgh, PA  15222                                             11 Stanwix Street
                                                                    Pittsburgh, PA  15222

  James F. Watson, Jr.                                              President - Thermo King
  Thermo King Corporation                                           Thermo King Corporation
  314 W. 90th Street                                                314 W. 90th Street
  Minneapolis, MN  55420                                            Minneapolis, MN  55420

  Nathaniel D. Woodson                                              President - Energy Systems
  Westinghouse Electric Corporation                                 Westinghouse Electric Corporation
  Energy Center                                                     Energy Center
  4350 Northern Pike                                                4350 Northern Pike
  Monroeville, PA  15146                                            Monroeville, PA  15146